UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of January, 2024.

Commission File Number 001-40736

Lilium N.V.

(Translation of registrant’s name into English)

Claude Dornier Straße 1

Bldg. 335, 82234

Wessling, Germany

Telephone: +49 160 9704 6857

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Related Party Transactions

Effective beginning in December 2023, Lilium engaged Qell Capital Management L.P. (“Qell”) for the provision of certain strategic and management advisory services, subject to customary terms and conditions for consulting services of this nature. Our director, Barry Engle, is a managing partner of Qell. The consulting engagement will continue for a period of six months and will continue month-to-month thereafter, subject to earlier termination by either party with ten days’ advance written notice. Qell will be entitled to receive monthly consulting fees customary for an engagement of this nature, and Lilium’s board of directors, in its sole discretion, may elect to pay a bonus to Qell if satisfied with its performance, payable in cash or, at the mutual agreement of Qell and Lilium, in Lilium’s Class A ordinary shares.

Incorporation by Reference

The contents of this Report on Form 6-K are hereby incorporated by reference into the Company’s registration statements on Form F-3 filed with the U.S. Securities and Exchange Commission (“SEC”) on November 24, 2023 (File No. 333-275742), September 18, 2023 (File No. 333-274550), June 9, 2023 (File No. 333-272571), November 25, 2022, as amended or supplemented (File No. 333-268562), and October 3, 2022, as amended or supplemented (File Nos. 333- 267718 and 333-267719), and the Company’s registration statement on Form S-8 filed with the SEC on November 18, 2021 (File No. 333-261175).

Forward-Looking Statements

The information contained in this Report on Form 6-K contains certain forward-looking statements within the meaning of the federal securities laws. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “on track,” “plan,” “project,” “should,” “strategy,” “will,” “would” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and subject to risk and uncertainties that are subject to change at any time. Actual events or results may differ materially from those contained in the forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this Report on Form 6-K include those risks and uncertainties discussed in Lilium’s filings with the SEC, including in the section titled “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022, on file with the SEC, and similarly titled sections in Lilium’s other SEC filings, all of which are available at www.sec.gov. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and Lilium assumes no obligation to, and does not intend to, update, or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 5, 2024	Lilium N.V.

	By:	/s/ Klaus Roewe
		Name:	Klaus Roewe
		Title:	Chief Executive Officer and Executive Director